SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 0-15222

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rhodia Inc. Savings Plus Plan
c/o Rhodia Inc.
8 Cedar Brook Drive
Cranbury, New Jersey 08512-7500

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rhodia S.A.
Coeur Défense - Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France

Rhodia Inc. Savings Plus Plan

TABLE OF CONTENTS

Financial Statements as of December 31, 2006 and 2005
For the Year Ended December 31, 2006

Report of Independent Accountants

Signature Page

Exhibit Index

Consent of Independent Accountants

Rhodia Inc.
Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Rhodia Inc.
Savings Plus Plan
Index

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedule*
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)	10-28

*	Other schedules required by Section 2520.103.10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP 400 Campus Drive P. O. Box 988 Florham Park NJ 07932 Telephone (973) 236 4000 Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Rhodia Inc. Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rhodia Inc. Savings Plus Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 4, 2007

Rhodia Inc.
Savings Plus Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets Investments, at fair value	$300,960,380	$294,467,054
Receivables Employee contributions	—	862,767
Employer contributions	—	376,368
Total receivables	—	1,239,135
Net assets available for benefits at fair value	300,960,380	295,706,189
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	653,073	594,955
Net assets available for benefits	$301,613,453	$296,301,144

See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to Investment income Net appreciation of investments	$7,512,986
Interest	4,212,667
Dividends	18,161,889
Total income	29,887,542

Contributions Participant contributions	10,649,648
Employer contributions	3,653,659
Total contributions	14,303,307
Total additions	44,190, 849

Deductions from net assets attributed to Benefits paid to participants	(38,878,540)
Total deductions	(38,878,540)
Increase in net assets for the year	5,312,309
Net assets available for benefits Beginning of the year	296,301,144
End of the year	$301,613,453

See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

1.	Description of the Plan

General
The Rhodia Inc. Savings Plus Plan (the "Plan"), is primarily a participant directed defined contribution plan established for eligible employees of Rhodia Inc. (the "Company"). The Plan, which is sponsored by the Company, was designed to enhance the existing retirement program for employees of Rhodia Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

Contributions
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Such contributions are invested in any of the twenty-three investment funds offered, at the discretion of the participating employees. Participants can contribute from 1% to 18% of their base compensation on a before-tax or after-tax basis. However, the sum of before-tax and after-tax contributions may not exceed 18% of the participant's base compensation. Before-tax contributions may not exceed $15,000 in 2006.

Participants receive a monthly employer matching contribution equal to 100% of the participants' before-tax and after-tax contributions up to 4% of their base compensation. The first 25% of the employer matching contribution is invested in the Rhodia Stock Fund with a holding period of four years. The remaining 75% of the employer matching contribution is invested in accordance with the participants' investment elections. The federal government passed the Pension Protection Act of 2006 (the "PPA") in August 2006 which contained new rules for employer match allocations to the company stock funds. In accordance with the PPA, the Plan will be amended effective January 1, 2007 to reduce the employer match holding period from 4 years to 3 years for participants with 3 years or more vesting service.

Eligible salaried employees hired on or after July 1, 2003, Baton Rouge hourly union employees hired on or after November 1, 2003, Chicago Heights hourly union employees hired on or after January 16, 2005; Houston hourly union employees hired on or after March 1, 2005; Dominguez hourly union employees hired on or after September 1, 2005; Hammond hourly union employees hired on or after December 1, 2005, and hourly non-union employees hired on or after December 1, 2003 are eligible to receive an additional retirement contribution from the Company. Such contributions are between 2% and 9.5% of participant's eligible earnings and are made annually by the Company regardless of the participant's voluntary contributions to the Plan.

Participants
A total of approximately 2,727 and 2,886 active and former employees had investments in the Plan at December 31, 2006 and 2005, respectively.

A participant may invest in one or more of twenty-three funds, in increments of 1%. The investment mix chosen by the participant will apply to the employee portion, the participant directed portion of the Company matching and any rollover contributions made.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions at the following rates:

Years of Service	Vesting Percentages
1	25%
2	50%
3	75%
4 or more	100%

A participant shall also be 100% vested either upon reaching age 55, termination of employment by reason of death, or becoming totally disabled.

Participants become 100% vested in the additional retirement contribution when the employee completes five years of service or reaches age 65 while actively employed by Rhodia.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination of employment, disability, or retirement. Participants can elect to defer payment until age 70-1/2 if account balances are greater than $1,000. Distributions will be paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments will be made over at least two years, but not more than 10 years.

If a participant dies or becomes totally disabled while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary. If a participant dies after leaving but before receiving their entire vested account balance, the remaining account balance will be paid to their beneficiary.

Withdrawals
Participants are allowed to withdraw their after-tax contributions and earnings thereon, at any time. Participants may withdraw before-tax contributions only upon meeting certain hardship conditions or after reaching the age 59-1/2. Any withdrawal other than loans would be subject to ordinary income tax withholding and, in addition, if the participant is under age 59-1/2 it may be subject to a 10% withholding for penalty tax. In accordance with the vesting table above, the benefit to which a participant is entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized investment gains and losses which have been allocated to the participant's account balance.

Rhodia's additional retirement contribution and any earnings attributed are not available for in-service withdrawals.

Administrative Expenses
Expenses incurred in the administration of the Plan are paid by the Company.

Forfeitures
At December 31, 2006 and 2005 forfeited non-vested accounts totaled $255,129 and $281,856, respectively. These accounts will be used to reduce future employer contributions.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

Loans to Participants
Participants may borrow up to a maximum of 50% of their vested account balance, excluding the 25% restricted company match and Rhodia's additional retirement contribution. The minimum loan amount is $1,000 and the maximum loan amount can not exceed $50,000. Loans bear an interest rate of the prime rate plus 1% and are repayable within five years except for loans used to acquire a principal residence which are repayable for terms up to 15 years. Participant loans are valued at cost, which does not differ materially from fair value. Participant loans in the amount of $5,539,220 and $6,026,758 at December 31, 2006 and 2005, respectively, are included in Investments on the Statements of Net Assets Available for Benefits. Interest rates on outstanding participant loans ranged from 5.0% to 10.5% at December 31, 2006 and 2005.

Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, partial termination or discontinuance of contribution, the rights of each participant to their respective account balances become nonforfeitable. In the event of a partial termination, the vesting is applicable only to the portion of the Plan that has been terminated.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

As the Rhodia Stock Fund contains both stock and short-term investments, the participant's fund balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined periodically by the Trustee, based on the current market value of the underlying assets of the fund. The fund's net asset value is the value of a single share, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting its liabilities, then dividing the result by the number of units outstanding.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Benefit Payments
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The following table presents the fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 2006 and 2005.

	December 31,
	2006	2005
Fidelity Magellan Fund	$32,331,918	$38,847,892
Fidelity Growth Company Fund	33,592,887	34,377,129
Fidelity Growth and Income Company Fund	17,668,682	21,281,903
Fidelity Value Fund	17,484,218	17,839,477
Fidelity International Discovery	22,273,838	16,045,009
Fidelity Low Price Stock Fund	—	14,873,251

During 2006, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $7,512,986 as follows:

Mutual funds	$3,887,523
Equity securities	3,567,345
Adjustments from fair value to contract value for guaranteed and synthetic investment contracts	58,118
$7,512,986

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

4.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed portion of the Rhodia Inc. Stock Fund is as follows:

	December 31,
	2006	2005
Rhodia Common Stock	$5,541,997	$3,535,462

Year Ended December 31, 2006
Changes in net assets Contributions	$1,012,503
Transfers	(1,747,648)
Net appreciation of investment	3,067,899
Benefits paid to participants	(317,142)
Net loan withdrawals	(9,077)
$2,006,535

5.	Guaranteed and Synthetic Investment Contracts

Investments in guaranteed and synthetic investment contracts in the Managed Income Fund are recorded at their contract values, as the contracts are fully benefit-responsive. Contract values for the guaranteed and synthetic investment contracts represent cost plus accrued interest for the guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics. These wrapper contracts are intended to guarantee the value of the overall investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

The range of crediting interest rates for guaranteed and synthetic investment contracts at December 31, 2006 and 2005 were 4.73% and 4.47% respectively. The average yield of the Managed Income Fund for the years ended December 31, 2006 and 2005 was 4.57% and 4.45%, respectively. The fair value of guaranteed and synthetic investment contracts at December 31, 2006 and 2005 was $84,636,591 and $84,546,140, respectively, in the aggregate. The contract value of guaranteed and synthetic investment contracts at December 31, 2006 and 2005 was $85,289,664 and $85,141,095, respectively, in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

6.	Tax Status

The Plan obtained its latest determination letter on October 8, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2006

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
Chase Manhattan Bank	Global Wrapper 4.73%	êê	$162,936
Monumental Life Insurance	Global Wrapper 4.73%	êê	162,984
State Street Bank & Trust Co Boston	Global Wrapper 4.73%	êê	164,218
Union Bank of Switzerland	Global Wrapper 4.73%	êê	162,936
ABSHE 04-HE3 M1 1ML+54 6/34	ABS Synthetic Global Wrap	êê	25,133
ACCR 03-2 A1 4.23% 10/33	ABS Synthetic Global Wrap	êê	66,134
ACCR 03-3 A1 4.46% 12/33	ABS Synthetic Global Wrap	êê	62,049
ACE 02-HE1 M1 1ML+65 6/32	ABS Synthetic Global Wrap	êê	34,005
ACE 03-HE1 M1 1ML+65 11/33	ABS Synthetic Global Wrap	êê	33,151
ACE 03-HS1 M1 1ML+75 6/33	ABS Synthetic Global Wrap	êê	25,135
ACE 03-HS1 M2 1 ML+175 6/33	ABS Synthetic Global Wrap	êê	25,301
ACE 03-NC1 M1 1ML+78 7/33	ABS Synthetic Global Wrap	êê	30,155
ACE 04-FM1 M1 1ML+60 9/33	ABS Synthetic Global Wrap	êê	27,544
AMCAR 04-1 B 3.7% 1/09	ABS Synthetic Global Wrap	êê	5,593
AMCAR 04-1 C 4.22% 7/09	ABS Synthetic Global Wrap	êê	14,926
AMCAR 04-CA A4 3.61% 5/11	ABS Synthetic Global Wrap	êê	44,246
AMCAR 04-DF A4 3.43% 7/11	ABS Synthetic Global Wrap	êê	117,193
AMCAR 05-CF A4 4.63% 6/12	ABS Synthetic Global Wrap	êê	193,935
AMCAR 05-DA A3 4.87% 12/10	ABS Synthetic Global Wrap	êê	179,783
AMCAR 06-1 A3 5.11% 10/10	ABS Synthetic Global Wrap	êê	80,069
AMCAR 06-1 B 5.2% 3/11	ABS Synthetic Global Wrap	êê	10,021
AMCAR 06-1 C 5.28% 11/11	ABS Synthetic Global Wrap	êê	60,183
AMCAR 06-BG AS 5.21% 10/11	ABS Synthetic Global Wrap	êê	50,180
AMCAR 06-BG A4 5.21% 9/13	ABS Synthetic Global Wrap	êê	100,927
AMCAR 2006-AF A3 5.56% 9/11	ABS Synthetic Global Wrap	êê	131,197
AMSI 04-R2 M1 1 ML+43 4/34	ABS Synthetic Global Wrap	êê	20,023
AMSI 04-R2 M2 1 ML+48 4/34	ABS Synthetic Global Wrap	êê	25,029
ARC 02-BC1 M2 1 ML+110 1/32	ABS Synthetic Global Wrap	êê	7,542
BOIT 04-B2 B2 4.37% 4/12	ABS Synthetic Global Wrap	êê	235,805
BRHEA 06-A A2R 5.03% 12/41	ABS Synthetic Global Wrap	êê	214,752
BSABS 04-BO1 M2 1ML+75 9/34	ABS Synthetic Global Wrap	êê	60,989
BSABS 04-BO1 M3 1ML+105 9/34	ABS Synthetic Global Wrap	êê	40,653
BSABS 04-BO1 M4 1ML+120 9/34	ABS Synthetic Global Wrap	êê	35,807
CARAT 06-1 A3 5.03% 10/09	ABS Synthetic Global Wrap	êê	34,967
CARAT 06-1 B 5.26% 10/10	ABS Synthetic Global Wrap	êê	30,007
CARAT 2006-SN1A A3 5.31% 10/09	ABS Synthetic Global Wrap	êê	135,232
CARAT 2006-SN1A A4A 5.32% 3/10	ABS Synthetic Global Wrap	êê	150,414
CARAT 2006-SN1A B 5.5% 4/10	ABS Synthetic Global Wrap	êê	15,058
CARAT 2006-SN1A C 5.77% 5/10	ABS Synthetic Global Wrap	êê	15,064
CCCIT 05-B1 B1 4.4% 9/10	ABS Synthetic Global Wrap	êê	229,671
CCCIT 06-B2 B2 5.15% 3/11	ABS Synthetic Global Wrap	êê	182,602
CDCMC 03-HE3 M1 1ML+70 11/33	ABS Synthetic Global Wrap	êê	39,565
CFAT 05-A B 4.27% 4/11	ABS Synthetic Global Wrap	êê	147,857
CFAT 2006-A A4 5.62% 8/11	ABS Synthetic Global Wrap	êê	245,223
CHAIT 05-B2 B2 4.52 12/10	ABS Synthetic Global Wrap	êê	880,654
CITEC 05-VT1 A4 4.36% 11/12	ABS Synthetic Global Wrap	êê	29,703
CITEC 06-VT1 A3 5.13% 12/08	ABS Synthetic Global Wrap	êê	240,074
CITEC 06-VT2 A4 5.05% 4/20/14	ABS Synthetic Global Wrap	êê	159,851
CNH 05-A A4B 4.29% 6/12	ABS Synthetic Global Wrap	êê	88,900
CNH 05-B A3 4.27% 1/10	ABS Synthetic Global Wrap	êê	173,432
CNH 05-B B 4.57% 7/12	ABS Synthetic Global Wrap	êê	53,651
CNH 06-B A3 5.2% 6/10	ABS Synthetic Global Wrap	êê	130,258

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
CNH 06-B B 5.36% 6/13	ABS Synthetic Global Wrap	êê	70,103
COAFT 05-C A4A 4.71% 6/12	ABS Synthetic Global Wrap	êê	397,382
COAFT 06-A A3 5.33% 11/10	ABS Synthetic Global Wrap	êê	189,642
COAFT 2006-B A3A 5.45% 2/11	ABS Synthetic Global Wrap	êê	201,030
COAFT 2006-CA 5.07% 7/11	ABS Synthetic Global Wrap	êê	120,325
COMET 04-B6 B6 4.155% 7/12	ABS Synthetic Global Wrap	êê	170,875
COMET 2003-B3 B3 4.5% 6/11	ABS Synthetic Global Wrap	êê	252,566
COPAR 06-2 A4 4.94% 7/12	ABS Synthetic Global Wrap	êê	109,798
COPAR 2006-2 B 5.05% 6/13	ABS Synthetic Global Wrap	êê	44,932
CPS 06-A 1A2 5.22% 1/10	ABS Synthetic Global Wrap	êê	38,495
CPS 06-C A3 5.14% 1/11	ABS Synthetic Global Wrap	êê	45,099
CPS 06-D A3 5.157% 05/11	ABS Synthetic Global Wrap	êê	139,958
CPS 06-D A4 5.115% 08/13	ABS Synthetic Global Wrap	êê	174,754
CPS 2006-B A3 5.73% 6/16	ABS Synthetic Global Wrap	êê	81,016
CPS 2006-B A4 5.81% 6/15	ABS Synthetic Global Wrap	êê	97,175
CWL 04-3 M1 1 ML+50 6/34	ABS Synthetic Global Wrap	êê	25,137
CWL 04-4 A 1ML+37.5 8/34	ABS Synthetic Global Wrap	êê	10,712
DCAT 06-D A3 4.98% 02/11	ABS Synthetic Global Wrap	êê	105,052
DCAT 2006-C B 5.11% 4/13	ABS Synthetic Global Wrap	êê	120,234
DRIVE 05-3 A3 4.99% 10/10	ABS Synthetic Global Wrap	êê	174,644
DRIVE 06-1 A2 5.49% 8/09	ABS Synthetic Global Wrap	êê	60,154
DRIVE 06-1 A3 5.49% 5/11	ABS Synthetic Global Wrap	êê	100,548
DRIVE 06-2 A-3 5.33% 4/14	ABS Synthetic Global Wrap	êê	155,636
DRVT 2006-A A3 5.501% 11/11	ABS Synthetic Global Wrap	êê	105,749
DRVT 2006-B A2 5.32% 3/10	ABS Synthetic Global Wrap	êê	190,449
DRVT 2006-B A3 5.23% 8/12	ABS Synthetic Global Wrap	êê	105,244
FIAOT 06A A3 4.93% 2/15/11	ABS Synthetic Global Wrap	êê	79,764
FITAT 04-A A3 3.19% 2/08	ABS Synthetic Global Wrap	êê	356
FORDO 05-C A4 4.36% 6/10	ABS Synthetic Global Wrap	êê	98,622
FORDO 06-C A4A 5.15% 2/12	ABS Synthetic Global Wrap	êê	205,436
FORDO 2005-A B 3.88% 1/10	ABS Synthetic Global Wrap	êê	39,359
FORDO 2006-B B 5.43% 2/12	ABS Synthetic Global Wrap	êê	110,750
FORDO 2006-C B 5.3% 6/12	ABS Synthetic Global Wrap	êê	50,123
FRNK 06-1 B1 5.33% 7/14	ABS Synthetic Global Wrap	êê	19,968
GEBL 03-1 A 1 ML+43 4/31	ABS Synthetic Global Wrap	êê	78,905
GPMH 01-1 1A 1ML+34 4/32	ABS Synthetic Global Wrap	êê	42,109
GSALT 05-1 A3 4.45% 5/10	ABS Synthetic Global Wrap	êê	134,218
GSALT 05-1 B 4.62% 11/13	ABS Synthetic Global Wrap	êê	10,744
HART 05-A B 4.2% 2/12	ABS Synthetic Global Wrap	êê	73,827
HART 05-A C 4.22% 2/12	ABS Synthetic Global Wrap	êê	14,814
HART 06-1 B 5.29% 11/12	ABS Synthetic Global Wrap	êê	10,030
HART 06-1 C 5.34% 11/12	ABS Synthetic Global Wrap	êê	15,049
HART 2006-B C 5.25% 5/13	ABS Synthetic Global Wrap	êê	40,098
HAT 04-1 A4 3.93% 7/11	ABS Synthetic Global Wrap	êê	88,640
HAT 2006-1 AS 5.43% 6/11	ABS Synthetic Global Wrap	êê	100,571
HAT 2006-2 A3 5.61% 8/11	ABS Synthetic Global Wrap	êê	131,300
HAT 2006-2 A4 5.67% 6/13	ABS Synthetic Global Wrap	êê	116,793
HAT 2006-3 A2 5.38% 12/09	ABS Synthetic Global Wrap	êê	75,217
JDOT 2006-A A3 5.38% 7/10	ABS Synthetic Global Wrap	êê	201,023
JPMART 2006-A A-3 5.18% 12/10	ABS Synthetic Global Wrap	êê	145,276
JPMART 2006-A B 5.36% 12/14	ABS Synthetic Global Wrap	êê	30,090
JPMRT 2006-A A4 5.14% 12/14	ABS Synthetic Global Wrap	êê	115,249

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
LBART 2006-B A3 5.17% 8/11	ABS Synthetic Global Wrap	êê	70,158
LBART NTCL A-3 5.418% 12/10	ABS Synthetic Global Wrap	êê	110,449
MBNAS 05-B4 B4 4.9% 3/11	ABS Synthetic Global Wrap	êê	189,382
MMLT 04-1 M1 1ML+50 7/34	ABS Synthetic Global Wrap	êê	23,628
MVCOT 06-2A A 5.417% 10/28	ABS Synthetic Global Wrap	êê	74,883
MVCOT 06-2A B 5.467% 10/28	ABS Synthetic Global Wrap	êê	14,041
MVCOT 06-2A C 5.766% 10/28	ABS Synthetic Global Wrap	êê	4,681
NALT 2006-A A4 5.1% 7/12	ABS Synthetic Global Wrap	êê	234,807
NAROT 05-A A4 3.82% 7/10	ABS Synthetic Global Wrap	êê	83,584
NAVOT 04-B A3 3.13% 5/09	ABS Synthetic Global Wrap	êê	62,634
NAVOT 05-A A4 4.43% 1/14	ABS Synthetic Global Wrap	êê	78,716
NCSLT 05-1 AIO 6.75% 12/09	ABS Synthetic Global Wrap	êê	9,336
NCSLT 05-2 AIO 7.73% 3/12	ABS Synthetic Global Wrap	êê	19,396
NCSLT 05-3W AIOI 4.8% 7/12	ABS Synthetic Global Wrap	êê	42,884
NEF 05-1 A5 4.74% 10/45	ABS Synthetic Global Wrap	êê	114,849
NHEL 04-1 MI 1ML+45 6/34	ABS Synthetic Global Wrap	êê	25,165
ONYX 05-B A4 4.34% 5/12	ABS Synthetic Global Wrap	êê	64,063
PMNT 05-2 B2 5.1% 11/12	ABS Synthetic Global Wrap	êê	140,109
PMNT 06-B1A B1 5.35% 3/13	ABS Synthetic Global Wrap	êê	155,478
PPSI 04-WCW1 M1 1ML+63 9/34	ABS Synthetic Global Wrap	êê	50,644
RAMP 03-RZ2 A1 3.6% 4/33	ABS Synthetic Global Wrap	êê	31,038
SASC 04-GEL1 A 1 ML+36 2/34	ABS Synthetic Global Wrap	êê	7,999
SRFC 2006-1A Al 5.84% 5/18	ABS Synthetic Global Wrap	êê	100,461
SVOVM 05-A A 5.25% 2/21	ABS Synthetic Global Wrap	êê	60,663
SWIFT 05-A12 B 1ML+48 6/10	ABS Synthetic Global Wrap	êê	160,663
TAROT 06-A A3 4.77% 1/11	ABS Synthetic Global Wrap	êê	79,730
TAROT 06-A A4 4.88% 4/13	ABS Synthetic Global Wrap	êê	94,506
TAROT 2006-B A3 5.41% 8/11	ABS Synthetic Global Wrap	êê	80,480
TAROT 2006-B A4 5.52% 11/12	ABS Synthetic Global Wrap	êê	151,782
TAROT 2006-C A4 5.07% 5/13	ABS Synthetic Global Wrap	êê	80,060
USAOT 05-1 A4 4.13% 11/11	ABS Synthetic Global Wrap	êê	118,314
VWALT 2006-A A3 5.5% 9/09	ABS Synthetic Global Wrap	êê	201,182
WALOT 06-1 A-3 5.1% 7/11	ABS Synthetic Global Wrap	êê	95,019
WALOT 06-1 C 5.22% 11/12	ABS Synthetic Global Wrap	êê	140,126
WALOT 06-1 B 5.15% 7/12	ABS Synthetic Global Wrap	êê	60,033
WALOT 06-2 A-2 5.35% 5/10	ABS Synthetic Global Wrap	êê	205,356
WALOT 06-2 B 5.29% 6/12	ABS Synthetic Global Wrap	êê	45,220
WALOT 06-2 C 5.34% 10/12	ABS Synthetic Global Wrap	êê	50,297
WAOT 05-B A3 4.79% 4/10	ABS Synthetic Global Wrap	êê	119,612
WESTO 04-3 A4 3.93% 2/12	ABS Synthetic Global Wrap	êê	227,338
WESTO 04-4 A4 3.44% 5/12	ABS Synthetic Global Wrap	êê	181,030
WESTO 05-3 A4 4.39% 5113	ABS Synthetic Global Wrap	êê	113,852
WESTO 05-3 B 4.50% 5/13	ASS Synthetic Global Wrap	êê	44,519
WESTO 05-3 C 4.54% 5/13	ABS Synthetic Global Wrap	êê	59,381
WOART 04-A A4 3.96% 7/11	ABS Synthetic Global Wrap	êê	167,665
BACM 00-2 A2 7.1975% 9/32	CMBS Synthetic Global Wrap	êê	68,746
BACM 02-2 XP CSTR 7/43	CMBS Synthetic Global Wrap	êê	38,499
BACM 03-2 XP CSTR 3/41	CMBS Synthetic Global Wrap	êê	20,580
BACM 04-2 A2 3.52% 11/38	CMBS Synthetic Global Wrap	êê	300,020
BACM 04-2 A3 4.05% 11/38	CMBS Synthetic Global Wrap	êê	154,009
BACM 04-4 A3 4.128% 7/42	CMBS Synthetic Global Wrap	êê	102,441
BACM 05-1 A2 4.64% 11/42	CMBS Synthetic Global Wrap	êê	204,014

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
BACM 05-3 A3B CSTR 7/43	CMBS Synthetic Global Wrap	êê	154,145
BACM 05-3 XP CSTR 7/43	CMBS Synthetic Global Wrap	êê	40,598
BACM 05-4 Al 4.432 7/45	CMBS Synthetic Global Wrap	êê	105,611
BACM 05-4 XP CSTR 7/45	CMBS Synthetic Global Wrap	êê	11,515
BACM 05-5 Al 4.716 8/10	CMBS Synthetic Global Wrap	êê	135,959
BACM 05-5 XP CSTR 10/45	CMBS Synthetic Global Wrap	êê	13,749
BACM 05-6 Al 5.001% 9/47	CMBS Synthetic Global Wrap	êê	82,942
BACM 06-5 Al 5.185% 7/11	CMBS Synthetic Global Wrap	êê	44,605
BACM 06-6 XP CSTR 10/45	CMBS Synthetic Global Wrap	êê	53,645
BACM 2003-2 A2 4.342% 3/41	CMBS Synthetic Global Wrap	êê	186,460
BACM 2006-4 Al CSTR 5/11	CMBS Synthetic Global Wrap	êê	29,435
BACM 2006-4 XP CSTR 7/46	CMBS Synthetic Global Wrap	êê	89,816
BACM 2006-5 XP .832% 9/47	CMBS Synthetic Global Wrap	êê	47,239
BSCMS 03-PWR2 A3 4.83% 5/39	CMBS Synthetic Global Wrap	êê	79,072
BSCMS 03-PWR2 X2 CSTR 5/39	CMBS Synthetic Global Wrap	êê	31,077
BSCMS 03-T12 X2 CSTR 8/39	CMBS Synthetic Global Wrap	êê	20,620
BSCMS 05-PWR9 Al 4.498% 9/42	CMBS Synthetic Global Wrap	êê	163,585
BSCMS 05-T20 Al 4.94% 10/42	CMBS Synthetic Global Wrap	êê	145,955
BSCMS 06-PW13 Al 5.294% 09/41	CMBS Synthetic Global Wrap	êê	186,783
BSCMS 06-PW13 X2 CSTR 9/41	CMBS Synthetic Global Wrap	êê	31,503
CD 06-CD2 Al 5.3020% 1/46	CMBS Synthetic Global Wrap	êê	132,662
CD 2006-CD3 XP .646% 10/48	CMBS Synthetic Global Wrap	êê	106,713
CMAC 98-C2 B CSTR 9/30	CMBS Synthetic Global Wrap	êê	243,965
CMAT 99-Cl A3 6.64% 1/32	CMBS Synthetic Global Wrap	êê	46,277
COMM 01-J2A Al 5.447% 7/34	CMBS Synthetic Global Wrap	êê	222,825
COMM 02-FL7 D 1ML+57 11/14	CMBS Synthetic Global Wrap	êê	10,347
COMM 04-LBN2 X2 CSTR 3/39	CMBS Synthetic Global Wrap	êê	7,156
COMM 05-C6 A2 CSTR 6/44	CMBS Synthetic Global Wrap	êê	174,663
COMM 05-C6 XP CSTR 6/44	CMBS Synthetic Global Wrap	êê	18,152
COMM 05-LP5 A2 4.63 5/43	CMBS Synthetic Global Wrap	êê	167,701
COMM 05-LP5 XP CSTR 5/43	CMBS Synthetic Global Wrap	êê	17,149
COMM 06-C8 Al 5.11% 12/46	CMBS Synthetic Global Wrap	êê	100,352
COMM 06-C8 XP CSTR 12/46	CMBS Synthetic Global Wrap	êê	145,358
COMM 06-CN2A A2FX 5.449% 2/19	CMBS Synthetic Global Wrap	êê	101,091
COMM 06-CN2A BFX 5.537% 2/19	CMBS Synthetic Global Wrap	êê	35,485
COMM 06-CN2A CFX 5.47945% 2/19	CMBS Synthetic Global Wrap	êê	15,201
COMM 06-CN2A D 5.52861% 2/19	CMBS Synthetic Global Wrap	êê	25,300
06-CN2A E CSTR 2/19	CMBS Synthetic Global Wrap	êê	50,650
COMM 06-CN2A F CSTR 2/19	CMBS Synthetic Global Wrap	êê	10,112
COMM 99-1 A2 6.455% 5/32	CMBS Synthetic Global Wrap	êê	396,/34
CSFB 01-CK3 AS 6.4% 6/34	CMBS Synthetic Global Wrap	êê	58,798
CSFB 03-C3 ASP CSTR 5/38	CMBS Synthetic Global Wrap	êê	84,103
CSFB 03-C4 A3 CSTR 8/36	CMBS Synthetic Global Wrap	êê	103,421
CSFB 03-C4 ASP CSTR 8/36	CMBS Synthetic Global Wrap	êê	17,378
CSFB 03-C5 A3 4.429% 12/36	CMBS Synthetic Global Wrap	êê	170,852
CSFB 03-C5 ASP CSTR 12/36	CMBS Synthetic Global Wrap	êê	31,727
CSFB 04-Cl ASP CSTR 1/37	CMBS Synthetic Global Wrap	êê	34,419
CSFB 2002-CP5 A14.106% 12/35	CMBS Synthetic Global Wrap	êê	147,635
CSFB 2004-C1 A2 3.516% 1/37	CMBS Synthetic Global Wrap	êê	194,899
CSFB 99-C1 A2 7.29% 9/41	CMBS Synthetic Global Wrap	êê	365,571
CSMC 06-C4 ASP CSTR 9/39	CMBS Synthetic Global Wrap	êê	207,317
CWCI 06-C1 A2 5.122% 8/15/4	CMBS Synthetic Global Wrap	êê	146,344

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
DLJCM 00-CF1 A1B 7.62% 6/33	CMBS Synthetic Global Wrap	êê	133,699
DLJCM 98-CG1 A1B 6.41% 6/31	CMBS Synthetic Global Wrap	êê	87,328
DLJCM 99-CGI A1B 6.46% 3/32	CMBS Synthetic Global Wrap	êê	194,704
DLJCM 99-CG2 A1B 7.3% 6/32	CMBS Synthetic Global Wrap	êê	62,673
DLJCM 99-G3 A1A 7.12% 10/32	CMBS Synthetic Global Wrap	êê	16,967
FULB 97-C2 A3 6.65% 11/29	CMBS Synthetic Global Wrap	êê	38,791
GCCFC 03-C1 A2 3.285% 7/35	CMBS Synthetic Global Wrap	êê	340,516
GCCFC 03-C1 XP CSTR 7/35	CMBS Synthetic Global Wrap	êê	49,335
GCCFC 03-C2 XP CSTR 1/36	CMBS Synthetic Global Wrap	êê	51,722
GCCFC 04-GG1 A4 4.755% 6/36	CMBS Synthetic Global Wrap	êê	153,533
GCCFC 05-GG3 A2 CSTR 8/42	CMBS Synthetic Global Wrap	êê	97,709
GCCFC 2006-GG7 A1 5.7435% 7/38	CMBS Synthetic Global Wrap	êê	104,141
GECMC 02-2A A2 4.97% 8/36	CMBS Synthetic Global Wrap	êê	214,454
GECMC 02-3A X2 CSTR 12/37	CMBS Synthetic Global Wrap	êê	31,306
GECMC 04-C1 X2 CSTR 11/38	CMBS Synthetic Global Wrap	êê	30,978
GECMC 04-C3 A2 4.433% 7/39	CMBS Synthetic Global Wrap	êê	285,654
GMACC 03-C3 X2 CSTR 12/38	CMBS Synthetic Global Wrap	êê	32,949
GMACC 04-C2 A2 CSTR 8/38	CMBS Synthetic Global Wrap	êê	64,269
GMACC 05-C1 A2 CSTR 5/43	CMBS Synthetic Global Wrap	êê	103,093
GMACC 05-C1 X2 CSTR 5/43	CMBS Synthetic Global Wrap	êê	28,387
GMACC 06-C1 A1 4.975% 11/45	CMBS Synthetic Global Wrap	êê	98,079
GMACC 06-C1 XP CSTR 11/45	CMBS Synthetic Global Wrap	êê	13,445
GMACC 2002-C1 A1 5.785% 11/39	CMBS Synthetic Global Wrap	êê	179,077
GMACC 2003-C2 A1 4.576% 5/40	CMBS Synthetic Global Wrap	êê	319,431
GMACC 2004-C3 A3 CSTR 12/41	CMBS Synthetic Global Wrap	êê	175,686
GMACC 97-C1 A3 6.869% 7/29	CMBS Synthetic Global Wrap	êê	25,266
GMACC 97-C2 A3 6.566% 4/29	CMBS Synthetic Global Wrap	êê	8,378
GNR 02-35 C CSTR 10/23	CMBS Synthetic Global Wrap	êê	17,009
GSMS 01-LIBA C 6.733% 2/16	CMBS Synthetic Global Wrap	êê	63,509
GSMS 03-C1 A2A 3.59% 1/40	CMBS Synthetic Global Wrap	êê	147,704
GSMS 04-C1 A1 3.659% 10/28	CMBS Synthetic Global Wrap	êê	165,938
JPMC 99-C8 A2 7.4% 7/31	CMBS Synthetic Global Wrap	êê	149,120
JPMCC 02-C3 X2 CSTR 7/35	CMBS Synthetic Global Wrap	êê	17,591
JPMCC 03-CB7 X2 CSTR 1/38	CMBS Synthetic Global Wrap	êê	34,527
JPMCC 03-LN1 X2 CSTR 10/37	CMBS Synthetic Global Wrap	êê	42,509
JPMCC 04-C1 X2 CSTR 1/38	CMBS Synthetic Global Wrap	êê	10,039
JPMCC 04-CB9 A2 CSTR 6/41	CMBS Synthetic Global Wrap	êê	184,778
JPMCC 05-LDP2 A2 4.575% 7/42	CMBS Synthetic Global Wrap	êê	103,206
JPMCC 05-LDP4 A1 CSTR 10/42	CMBS Synthetic Global Wrap	êê	108,280
JPMCC 05-LDP4 X2 CSTR 10/42	CMBS Synthetic Global Wrap	êê	65,668
JPMCC 05-LDPS A1 5.035% 12/44	CMBS Synthetic Global Wrap	êê	141,661
JPMCC 2001-C1 A2 5.464% 10/35	CMBS Synthetic Global Wrap	êê	104,358
JPMCC 2001-CIB2 A2 6.244% 4/35	CMBS Synthetic Global Wrap	êê	145,124
JPMCC 2006-CB17 A3 5.45% 12/43	CMBS Synthetic Global Wrap	êê	101,063
JPMCC 2006-LDP9 A1 CSTR 5/47	CMBS Synthetic Global Wrap	êê	90,148
LBCMT 98-C4 A1B 6.21% 10/35	CMBS Synthetic Global Wrap	êê	187,645
LBUBS 00-C3 A2 7.95% 1/10	CMBS Synthetic Global Wrap	êê	161,028
LBUBS 00-C5 A2 6.51% 12/26	CMBS Synthetic Global Wrap	êê	78,540
LBUBS 01-C2 A2 6.653% 11/27	CMBS Synthetic Global Wrap	êê	52,799
LBUBS 01-C3 A1 6.058% 6/20	CMBS Synthetic Global Wrap	êê	78,887
LBUBS 02-C7 XCP CSTR 1/36	CMBS Synthetic Global Wrap	êê	23,819
LBUBS 03-C1 XCP CSTR 12/36	CMBS Synthetic Global Wrap	êê	15,961

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
LBUBS 03-C3 A2 3.086% 5/27	CMBS Synthetic Global Wrap	êê	126,450
LBUBS 03-C3 XCP CSTR 3/37	CMBS Synthetic Global Wrap	êê	13,978
LBUBS 03-C5 A2 3.478% 7/27	CMBS Synthetic Global Wrap	êê	495,117
LBUBS 04-C1 XCP CSTR 1/36	CMBS Synthetic Global Wrap	êê	42,704
LBUBS 04-C6 A2 4.187% 8/29	CMBS Synthetic Global Wrap	êê	107,364
LBUBS 05-C5 XCP CSTR 9/40	CMBS Synthetic Global Wrap	êê	88,143
LBUBS 05-C7 XCP CSTR 11/40	CMBS Synthetic Global Wrap	êê	52,775
LBUBS 06-C1A A1 5.018% 2/31	CMBS Synthetic Global Wrap	êê	68,930
LBUBS 206-C1A XCP CSTR 2/41	CMBS Synthetic Global Wrap	êê	70,480
MCFI 98-MC2 A2 6.423% 6/30	CMBS Synthetic Global Wrap	êê	216,384
MLCFC 06-3 XP CSTR 7/46	CMBS Synthetic Global Wrap	êê	78,868
MLCFC 2006-2 A1 5.773% 6/46	CMBS Synthetic Global Wrap	êê	85,450
MLCFC 2006-4 XP CSTR 12/49	CMBS Synthetic Global Wrap	êê	241,138
MLMT 02-MW1 XP CSTR 7/34	CMBS Synthetic Global Wrap	êê	1.4,219
MLMT 04-MKB1 A2 4.353% 2/42	CMBS Synthetic Global Wrap	êê	515,489
MLMT 05-LC1 A1 5.017% 1/44	CMBS Synthetic Global Wrap	êê	65,896
MLMT 05-MCP1 A2 4.556 6/43	CMBS Synthetic Global Wrap	êê	157,188
MLMT 05-MCP1 XP CSTR 6/43	CMBS Synthetic Global Wrap	êê	28,234
MLMT 05-MKB2 XP CSTR 9/42	CMBS Synthetic Global Wrap	êê	6,218
MSC 03-IQ5 A2 4.09% 4/38	CMBS Synthetic Global Wrap	êê	42,567
MSC 03-IQ5 X2 CSTR 4/38	CMBS Synthetic Global Wrap	êê	20,615
MSC 03-IQ6 X2 .759% 12/41	CMBS Synthetic Global Wrap	êê	29,206
MSC 04-HQ3 A2 4.05% 1/41	CMBS Synthetic Global Wrap	êê	87,661
MSC 04-TOP13 X2 CSTR 9/45	CMBS Synthetic Global Wrap	êê	22,241
MSC 05-HQ5 X2 CSTR 1/42	CMBS Synthetic Global Wrap	êê	14,541
MSC 05-TOP17 X2 CSTR 12/41	CMBS Synthetic Global Wrap	êê	20,880
MSC 06-T21 A1 4.925% 10/52	CMBS Synthetic Global Wrap	êê	100,412
MSC 2006-HQ9 A1 5.49% 7/44	CMBS Synthetic Global Wrap	êê	161,527
MSC 2006-T23 A1 5.682% 8/41	CMBS Synthetic Global Wrap	êê	49,151
MSC 98-HF2 A2 6.48% 11/30	CMBS Synthetic Global Wrap	êê	286,735
MSC 98-WF2 A2 6.54% 7/30	CMBS Synthetic Global Wrap	êê	58,268
MSC 98-XL2 A2 6.17% 10/34	CMBS Synthetic Global Wrap	êê	81,522
MSC 99-CAM1 A4 7.02% 3/32	CMBS Synthetic Global Wrap	êê	73,726
MSC 99-WF1 A2 6.21% 11/31	CMBS Synthetic Global Wrap	êê	153,818
MSDWC 01-PPM A2 6.4% 2/31	CMBS Synthetic Global Wrap	êê	322,854
NLFC 99-1 C 6.571% 1/31	CMBS Synthetic Global Wrap	êê	76,907
SBM7 00-C1 A2 7.52% 12/09	CMBS Synthetic Global Wrap	êê	190,471
SBM7 00-C3 A2 6.592% 12/33	CMBS Synthetic Global Wrap	êê	172,333
STRIP 04-1A A 1ML+48 3/18	CMBS Synthetic Global Wrap	êê	80,257
TIAA 01-C1A A2 6.3% 6/21	CMBS Synthetic Global Wrap	êê	72,268
TOWER 06-1 B 5.588% 2/36	CMBS Synthetic Global Wrap	êê	45,462
TOWER 06-1 C 5.707% 2/36	CMBS Synthetic Global Wrap	êê	55,488
WBCMT 03-C6 A2 4.498% 8/35	CMBS Synthetic Global Wrap	êê	142,789
WBCMT 03-C8 XP CSTR 11/35	CMBS Synthetic Global Wrap	êê	13,235
WBCMT 03-C9 XP CSTR 12/35	CMBS Synthetic Global Wrap	êê	11,054
WBCMT 04-C10 XP CSTR 2/41	CMBS Synthetic Global Wrap	êê	13,916
WBCMT 04-C14 A2 4.368% 8/41	CMBS Synthetic Global Wrap	êê	215,480
WBCMT 05-C16 A2 4.38% 10/41	CMBS Synthetic Global Wrap	êê	137,190
WBCMT 05-C16 APB 4.692% 10/41	CMBS Synthetic Global Wrap	êê	73,250
WBCMT 05-C22 A1 4.98% 12/44	CMBS Synthetic Global Wrap	êê	93,506
WBCMT 06-C24 XP CSTR 3/45	CMBS Synthetic Global Wrap	êê	24,361
WBCMT 06-C25 A2 5.684% 5/43	CMBS Synthetic Global Wrap	êê	203,993

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
WBCMT 2004-C15 A2 4.039% 10/41	CMBS Synthetic Global Wrap	êê	189,355
WBCMT 2006-C27 A1 5.405% 7/45	CMBS Synthetic Global Wrap	êê	101,692
WBCMT 2006-C27 XP CSTR 7/45	CMBS Synthetic Global Wrap	êê	56,882
AGFC SR MTN 4.625% 5/15/09	Corporate Synthetic Global Wrap	êê	183,172
AMERICA MOVIL 4.125% 3/1/09	Corporate Synthetic Global Wrap	êê	197,361
AMERITECH CAP 6.25%	Corporate Synthetic Global Wrap	êê	115,496
ASSOC-NA GLBL 6.25% 11/01/08	Corporate Synthetic Global Wrap	êê	261,566
AT&T CORP GLOBAL 6% 3/15/09DTC	Corporate Synthetic Global Wrap	êê	25,787
AT&T WIRE GLBL 8.125% 5/1/12DT	Corporate Synthetic Global Wrap	êê	108,187
AT&T WIRELESS 7.875% 3/01/11	Corporate Synthetic Global Wrap	êê	106,117
AVON PRODUCTS 5.125% 1/15/11	Corporate Synthetic Global Wrap	êê	25,353
AXA FINL INC 7.75% 8/01/10	Corporate Synthetic Global Wrap	êê	171,951
BANKAMER 7.8% 2/15/10 GLBL	Corporate Synthetic Global Wrap	êê	44,132
BELLSOUTH GLBL 4.2% 9/15/09 DT	Corporate Synthetic Global Wrap	êê	132,908
BNK OF GL8.4 40283	Corporate Synthetic Global Wrap	êê	270,939
INC 3.4/3ML+148 3/15/13	Corporate Synthetic Global Wrap	êê	340,735
BONY INC 4.25%/3ML 9/4/12	Corporate Synthetic Global Wrap	êê	115,845
BRITISH G 8.12518.375% 12/10	Corporate Synthetic Global Wrap	êê	268,680
CIBC# Y$CD 4.375% 7/28/2008	Corporate Synthetic Global Wrap	êê	101,859
CIT GROUP 4.125% 11/3/09	Corporate Synthetic Global Wrap	êê	117,173
CIT GROUP INC 5% 11/24/08	Corporate Synthetic Global Wrap	êê	60,020
CITIGROUP GLBL 3.625% 2/09/09	Corporate Synthetic Global Wrap	êê	211,716
EC 6.35% 4/01/07	Corporate Synthetic Global Wrap	êê	167,826
CONSTELATION EN 6.125% 9/01/09	Corporate Synthetic Global Wrap	êê	25,957
COUNTRYWIDE HOM 5.625% 5/15/07	Corporate Synthetic Global Wrap	êê	246,948
CREDIT SUISSE 4.875% 8/15/10	Corporate Synthetic Global Wrap	êê	151,131
NA MTN 5.75% 9/08/11	Corporate Synthetic Global Wrap	êê	132,018
DAIMLERCHRYSLER 5.75% 8/10/09	Corporate Synthetic Global Wrap	êê	681,018
DEUTSCHE TEL 5.375% 3/23/11	Corporate Synthetic Global Wrap	êê	252,901
RR 3.75% 4/1/09	Corporate Synthetic Global Wrap	êê	184,674
ENCANA CORP 4.6% 8/15/09	Corporate Synthetic Global Wrap	êê	59,915
GEN GLBL 6.95% 6/15/11	Corporate Synthetic Global Wrap	êê	184,897
FIRST UNION 6.375% 1/15/09	Corporate Synthetic Global Wrap	êê	89,368
FLEETBOSTON FIN 7.375% 12/1/09	Corporate Synthetic Global Wrap	êê	127,408
FLTBOSFI 3.85% 2/15/08	Corporate Synthetic Global Wrap	êê	164,864
GROUP 5.551% 2/16/08	Corporate Synthetic Global Wrap	êê	102,211
CAP CORP MTN 5.25% 10/27/09	Corporate Synthetic Global Wrap	êê	607,428
GE CAP CP 7.5% 39979	Corporate Synthetic Global Wrap	êê	210,503
GOLDMAN SACHS 4.5% 6/15/10	Corporate Synthetic Global Wrap	êê	171,629
SACHS 5% 1/15/11	Corporate Synthetic Global Wrap	êê	258,738
JHN GLB 3.75% 9/30/08	Corporate Synthetic Global Wrap	êê	127,798
HANCOCK JOHN GLB 3.5% 1/30/09	Corporate Synthetic Global Wrap	êê	195,820
HARTFORD FINL 5.55% 8/16/08	Corporate Synthetic Global Wrap	êê	50,544
HBOS PLC 5.625% 7/20/09 144A	Corporate Synthetic Global Wrap	êê	176,004
HEINZ CO 6.428% 12/01/08 144A	Corporate Synthetic Global Wrap	êê	102,320
HOUSEHOLD FIN C 4.125 12/15/08	Corporate Synthetic Global Wrap	êê	255,314
FIN CO 4.75% 5/15/09	Corporate Synthetic Global Wrap	êê	148,292
GBL 5.875% 2/1/09 DT	Corporate Synthetic Global Wrap	êê	83,106
MTN 4.125% 11/16/09	Corporate Synthetic Global Wrap	êê	146,606
FIN CORP MTN4.125 3/11/08	Corporate Synthetic Global Wrap	êê	104,926
WH 5.45% 11/24/10 144	Corporate Synthetic Global Wrap	êê	201,704
LEASE FIN 4.625% 6/02/08	Corporate Synthetic Global Wrap	êê	39,681

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
DEERE CAP 4.875% 3/16/09	Corporate Synthetic Global Wrap	êê	100,531
JOHN DEERE D 4.375% 39521	Corporate Synthetic Global Wrap	êê	135,181
KOREA DEV BANK 3.875% 3/02/09	Corporate Synthetic Global Wrap	êê	181,961
KRAFT FOODS 4% 10/1/08	Corporate Synthetic Global Wrap	êê	108,683
LEGG MASON INC 6.75% 7/02/08	Corporate Synthetic Global Wrap	êê	94,807
LEHMAN BROS MTN 3.95% 11/10/09	Corporate Synthetic Global Wrap	êê	145,832
MANUFTRS & TRDR 3.85% 4/01/13	Corporate Synthetic Global Wrap	êê	595,479
& ILSLEY 4.5% 8/25/08	Corporate Synthetic Global Wrap	êê	266,096
MBNA CAPITAL 8.278% 12/01/26	Corporate Synthetic Global Wrap	êê	78,698
MERRILL LYN MTN 4.831 10/27/08	Corporate Synthetic Global Wrap	êê	115,253
GLOBAL 3.85% 3/03/08	Corporate Synthetic Global Wrap	êê	328,047
MORGAN JP & 6.25% 39828	Corporate Synthetic Global Wrap	êê	136,163
MORGAN JP MTN 6% 39828	Corporate Synthetic Global Wrap	êê	58,346
MORGAN STANLEY 4% 1/15/10	Corporate Synthetic Global Wrap	êê	241,583
MORGAN STLY MTN 5.625% 1/09/12	Corporate Synthetic Global Wrap	êê	207,734
NAT-RURAL GLBL 5.75% 8/28/09	Corporate Synthetic Global Wrap	êê	77,400
NEXTEL COMM 5.95% 39155	Corporate Synthetic Global Wrap	êê	79,402
NY LIFE GLBL 3.875% 39828	Corporate Synthetic Global Wrap	êê	59,459
ORIX CORP 5.48% 11/22/11	Corporate Synthetic Global Wrap	êê	150,601
ENERGY 3.5% 5/01/08	Corporate Synthetic Global Wrap	êê	206,255
FUNDING CORP 4.2% 3/10/08	Corporate Synthetic Global Wrap	êê	144,163
PNC FUNDING CORP 4.5% 3/10/10	Corporate Synthetic Global Wrap	êê	89,269
PRICOA GLBL FDG 3.9% 12/15/08	Corporate Synthetic Global Wrap	êê	204,443
LIFE 2.8% 6/26/08 144A	Corporate Synthetic Global Wrap	êê	318,379
SAFECO CORP 4.2% 2/01/08	Corporate Synthetic Global Wrap	êê	180,692
SAFECO CORP 6.875% 7/15/07	Corporate Synthetic Global Wrap	êê	218,458
SANTANDER 5.805/VAR 6/20/16	Corporate Synthetic Global Wrap	êê	101,036
SBC COMM GLBL 4.125% 9/15/09	Corporate Synthetic Global Wrap	êê	457,281
SBC COMM GLBL 5.3% 11/15/10	Corporate Synthetic Global Wrap	êê	35,242
SBC COMM GLBL 6.25% 3/15/11	Corporate Synthetic Global Wrap	êê	89,319
SEMPRA ENERGY 4.621% 5/17/07	Corporate Synthetic Global Wrap	êê	255,467
SEMPRA ENERGY 4.75% 5/15/09	Corporate Synthetic Global Wrap	êê	34,780
SEMPRA ENERGY 7.95% 3/01/10	Corporate Synthetic Global Wrap	êê	93,445
SIMON PROP GROUP 7.125% 2/9/09	Corporate Synthetic Global Wrap	êê	291,950
CORP 4% 1/15/09	Corporate Synthetic Global Wrap	êê	144,455
SLM CORP 4.5% 7/26/10	Corporate Synthetic Global Wrap	êê	89,346
SLM CORP MTN 3.625% 3/17/08	Corporate Synthetic Global Wrap	êê	138,571
SOUTHER CO CAP 5.3% 2/01/07	Corporate Synthetic Global Wrap	êê	107,276
AIR 7.875% 9/01/07	Corporate Synthetic Global Wrap	êê	83,267
SPRINT CAP GLBL 7.625% 1/30/11	Corporate Synthetic Global Wrap	êê	264,644
TELECOM ITALIA 4% 11/15/08	Corporate Synthetic Global Wrap	êê	446,946
TELEFONOS MEX 4.5% 11/19/08	Corporate Synthetic Global Wrap	êê	222,123
TELEFONOS MEXICO 4.75% 1/27/10	Corporate Synthetic Global Wrap	êê	99,793
TEXTRON FINL MTN 4.125% 3/3/08	Corporate Synthetic Global Wrap	êê	174,669
WARNER COS INC 8.18% 8/07	Corporate Synthetic Global Wrap	êê	120,444
TRAVELERS PPTY 3.75% 3/15/08	Corporate Synthetic Global Wrap	êê	143,239
LUX 5.584/VAR 11/3/17	Corporate Synthetic Global Wrap	êê	203,158
US BANCORP MTN 5.3% 4/28/09	Corporate Synthetic Global Wrap	êê	409,750
US BANK NA 4.4% 39675	Corporate Synthetic Global Wrap	êê	30,110
VERIZON GLBL 7.25% 12/1/10	Corporate Synthetic Global Wrap	êê	257,279
VERIZON NEW YOR 6.875% 4/01/12	Corporate Synthetic Global Wrap	êê	289,824
VODAFONE GRP PLC 5.5% 6/15/11	Corporate Synthetic Global Wrap	êê	45,224

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
CORP 3.5% 8/15/08	Corporate Synthetic Global Wrap	êê	108,402
WACHOVIA CORP 6.15% 3/15/09	Corporate Synthetic Global Wrap	êê	280,000
WASH MUTUAL INC 4.375% 1/15/08	Corporate Synthetic Global Wrap	êê	212,079
WASHINGTON MUTUAL 4.5% 8/25/08	Corporate Synthetic Global Wrap	êê	250,618
WELLS FARGO & 4% 41162	Corporate Synthetic Global Wrap	êê	80,039
FARGO 3.98% 10/29/10	Corporate Synthetic Global Wrap	êê	289,140
WELLS FARGO 4.2% 1/15/10	Corporate Synthetic Global Wrap	êê	332,844
FNMA 20YR 5.50% 4/25	Govern't Agency Synthetic Global Wrap	êê	75,057
FNMA 20YR 5.50% 11/22	Govern't Agency Synthetic Global Wrap	êê	15,013
FNMA 20YR 5.50% 12/24	Govem't Agency Synthetic Global Wrap	êê	184,734
FNMA 3.25% 8/15/08	Govem't Agency Synthetic Global Wrap	êê	1,243,063
FNMA 3.375% 12/15/08	Govem't Agency Synthetic Global Wrap	êê	1,102,066
FNMA 6.25% 2/01/11	Govern't Agency Synthetic Global Wrap	êê	133,522
BOAMS 05-E 2A7 CSTR 6/35	MBS Synthetic Global Wrap	êê	88,797
BSARM 05-6 1A1 CSTR 8/35	MBS Synthetic Global Wrap	êê	177,280
BSCMS 2008-T24 X2 CSTR 10/41	MBS Synthetic Global Wrap	êê	31,065
CWHL 02-25 2A1 5.5 11/17	MBS Synthetic Global Wrap	êê	45,593
FHLM ARM 3.94% 3/34 #1B1568	MBS Synthetic Global Wrap	êê	83,506
FHLM ARM 4.22% 2/35 #1B2747	MBS Synthetic Global Wrap	êê	92,895
FHLM ARM 4.28% 3/34 #781344	MBS Synthetic Global Wrap	êê	92,009
FHLM ARM 4.40% 8/35 #1L1225	MBS Synthetic Global Wrap	êê	252,049
FHLM ARM 4.63% 3/35 #1B2811	MBS Synthetic Global Wrap	êê	63,144
FHLM ARM 4.83% 11/35 #1Q0166	MBS Synthetic Global Wrap	êê	82,977
FHLM ARM 4.93% 9/35 #1K1215	MBS Synthetic Global Wrap	êê	61,761
FHLM ARM 5.26% 1/36 #1J1274	MBS Synthetic Global Wrap	êê	41,137
FHLM ARM 5.37% 12/35 #1N0106	MBS Synthetic Global Wrap	êê	69,763
FHLM ARM 5.62% 12/35 #1N0117	MBS Synthetic Global Wrap	êê	80,033
FHLM ARM 6.53% 8/36 #1N0187	MBS Synthetic Global Wrap	êê	227,205
FHLM ARM 6.67% 10/36 #1G2538	MBS Synthetic Global Wrap	êê	76,427
FHLM ARM 4.889% 3/33 #847126	MBS Synthetic Global Wrap	êê	5,430
FHLM ARM 4.941% 11/35 #1J1228	MBS Synthetic Global Wrap	êê	41,140
FHLM ARM 5.676% 4/32 #789284	MBS Synthetic Global Wrap	êê	2,305
FHLM ARM 5.885% 6/35 #1L1275	MBS Synthetic Global Wrap	êê	43,143
FHLM ARM 4.106% 12/34 #1B2699	MBS Synthetic Global Wrap	êê	13,932
FHLM ARM 4.13% 12/34 #782916	MBS Synthetic Global Wrap	êê	14,555
FHLM ARM 4.232% 1/35 #782988	MBS Synthetic Global Wrap	êê	45,351
FHLM ARM 4.307% 3/35 #783067	MBS Synthetic Global Wrap	êê	14,167
FHLM ARM 4.307% 5/35 #847408	MBS Synthetic Global Wrap	êê	31,079
FHLM ARM 4.33% 10/34 #1B2048	MBS Synthetic Global Wrap	êê	872
FHLM ARM 4.37% 3/35 #1G0125	MBS Synthetic Global Wrap	êê	19,292
FHLM ARM 4.401% 2/35 #1G0103	MBS Synthetic Global Wrap	êê	34,461
FHLM ARM 4.434% 2/35 #783032	MBS Synthetic Global Wrap	êê	26,922
FHLM ARM 4.441% 2/34 #781229	MBS Synthetic Global Wrap	êê	18,163
FHLM ARM 4.444% 3/35 #1G0133	MBS Synthetic Global Wrap	êê	19,743
FHLM ARM 4.504% 3/35 #1G0145	MBS Synthetic Global Wrap	êê	18,182
FHLM ARM 4.55% 2/35 #1 G0068	MBS Synthetic Global Wrap	êê	18,774
FHLM ARM 4.985% 8/33 #782926	MBS Synthetic Global Wrap	êê	334
FHLM ARM 5.034% 4/35 #1N0002	MBS Synthetic Global Wrap	êê	71,724
FHLM ARM 5.34% 6/35 #1 L0097	MBS Synthetic Global Wrap	êê	31,752
FHR 1472 J 7% 3/08	MBS Synthetic Global Wrap	êê	196,881
FHR 2292 QT 6.5% 5/30	MBS Synthetic Global Wrap	êê	2,103
FHR 2313 C 6% 5/31	MBS Synthetic Global Wrap	êê	97,682

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
FHR 2590 NT 5% 4/16	MSS Synthetic Global Wrap	êê	129,974
FHR 2626 NA 5% 6/23	MBS Synthetic Global Wrap	êê	134,289
FHR 2786 GA 4% 8/17	MBS Synthetic Global Wrap	êê	100,040
FHR 2885 PC 4.5% 3/18	MBS Synthetic Global Wrap	êê	132,258
FNMA 15YR 4.00% 3/19 #773886	MBS Synthetic Global Wrap	êê	90,929
FNMA 15YR 4.00% 8/18 #723753	MBS Synthetic Global Wrap	êê	80,173
FNMA 15YR 6.50% 3/17 #637071	MBS Synthetic Global Wrap	êê	93,185
FNMA 15YR 7.00% 1/16 #562191	MBS Synthetic Global Wrap	êê	56,548
FNMA 15YR 7.00% 2/16 #619196	MBS Synthetic Global Wrap	êê	12,458
FNMA 15YR 7.00% 9/15 #553148	MBS Synthetic Global Wrap	êê	119,660
FNMA ARM 4.30% 1/34 #766886	MBS Synthetic Global Wrap	êê	66,719
FNMA ARM 4.51% 7/34 #780280	MBS Synthetic Global Wrap	êê	28,231
FNMA ARM 4.64% 9/35 #745773	MBS Synthetic Global Wrap	êê	57,467
FNMA ARM 4.71% 8/35 #834548	MBS Synthetic Global Wrap	êê	330,511
FNMA ARM 4.74% 10/34 #794794	MBS Synthetic Global Wrap	êê	25,541
FNMA ARM 4.80% 2/35 #816593	MBS Synthetic Global Wrap	êê	31,522
FNMA ARM 4.82% 8/34 #793420	MBS Synthetic Global Wrap	êê	49,075
FNMA ARM 4.82% 9/34 #794465	MBS Synthetic Global Wrap	êê	26,812
FNMA ARM 4.83% 9/34 #794244	MBS Synthetic Global Wrap	êê	27,696
FNMA ARM 4.85% 8/34 #790089	MBS Synthetic Global Wrap	êê	25,266
FNMA ARM 4.876% 7/34 #785318	MBS Synthetic Global Wrap	êê	55,909
FNMA ARM 4.96% 8/34 #796987	MBS Synthetic Global Wrap	êê	100,717
FNMA ARM 4.99% 11/35 #745064	MBS Synthetic Global Wrap	êê	624,465
FNMA ARM 5.00% 9/34 #801341	MBS Synthetic Global Wrap	êê	122,777
FNMA ARM 5.01% 4/35 #814954	MBS Synthetic Global Wrap	êê	25,479
FNMA ARM 5.10% 5/35 #827782	MBS Synthetic Global Wrap	êê	30,361
FNMA ARM 5.12% 1/34 #725109	MBS Synthetic Global Wrap	êê	15,488
FNMA ARM 5.23% 12/35 #846701	MBS Synthetic Global Wrap	êê	84,804
FNMA ARM 5.26% 11/36 #901494	MBS Synthetic Global Wrap	êê	50,165
FNMA ARM 5.32% 1/36 #850852	MBS Synthetic Global Wrap	êê	89,337
FNMA ARM 5.38% 2/36 #865166	MBS Synthetic Global Wrap	êê	51,316
FNMA ARM 5.409% 2/36 #865319	MBS Synthetic Global Wrap	êê	20,986
FNMA ARM 5.43% 11/35 #844168	MBS Synthetic Global Wrap	êê	16,436
FNMA ARM 5.50% 5/36 #896475	MBS Synthetic Global Wrap	êê	64,514
FNMA ARM 5.51% 4/36 #745672	MBS Synthetic Global Wrap	êê	66,328
FNMA ARM 5.53% 5/36 #896468	MBS Synthetic Global Wrap	êê	42,781
FNMA ARM 5.79% 3/36 #881956	MBS Synthetic Global Wrap	êê	119,337
FNMA ARM 5.839% 1/36 #879146	MBS Synthetic Global Wrap	êê	79,723
FNMA ARM 5.84% 3/36 #865958	MBS Synthetic Global Wrap	êê	129,959
FNMA ARM 5.98% 4/36 #868793	MBS Synthetic Global Wrap	êê	66,303
FNMA ARM 6.08% 4/36 #895834	MBS Synthetic Global Wrap	êê	18,123
FNMA ARM 6.21% 4/36 #891332	MBS Synthetic Global Wrap	êê	46,815
FNMA ARM 6.60% 9/36 #898177	MBS Synthetic Global Wrap	êê	102,320
FNMA ARM 6.62% 9/36 #898178	MBS Synthetic Global Wrap	êê	98,143
FNMA ARM 6.62% 9/36 #898180	MBS Synthetic Global Wrap	êê	96,857
FNMA ARM 6.63% 9/36 #898175	MBS Synthetic Global Wrap	êê	180,726
FNMA ARM 6.65% 9/36 #898179	MBS Synthetic Global Wrap	êê	94,212
FNMA ARM 3.941% 6/34 #745335	MBS Synthetic Global Wrap	êê	78,183
FNMA ARM 4.155% 7/34 #747270	MBS Synthetic Global Wrap	êê	55,961
FNMA ARM 4.250% 1/34 #765659	MBS Synthetic Global Wrap	êê	19,296
FNMA ARM 4.292% 3/33 #701296	MBS Synthetic Global Wrap	êê	11,919
FNMA ARM 4.294% 1/34 #759264	MBS Synthetic Global Wrap	êê	10,586

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
FNMA ARM 4.351% 6/33 #720921	MBS Synthetic Global Wrap	êê	8,320
FNMA ARM 4.402% 10/34 #735934	MBS Synthetic Global Wrap	êê	101,121
FNMA ARM 4.409% 10/34 #725968	MBS Synthetic Global Wrap	êê	59,899
FNMA ARM 4.520% 8/35 #829603	MBS Synthetic Global Wrap	êê	37,176
FNMA ARM 4.555% 7/35 #832099	MBS Synthetic Global Wrap	êê	36,186
FNMA ARM 4.646% 1/33 #689554	MBS Synthetic Global Wrap	êê	5,098
FNMA ARM 4.653% 3/35 #816322	MBS Synthetic Global Wrap	êê	4,487
FNMA ARM 4.708% 2/33 #693344	MBS Synthetic Global Wrap	êê	2,167
FNMA ARM 4.732% 10/32 #668509	MBS Synthetic Global Wrap	êê	3,726
FNMA ARM 4.790% 1/35 #815323	MBS Synthetic Global Wrap	êê	31,363
FNMA ARM 4.832% 8/34 #725858	MBS Synthetic Global Wrap	êê	9,189
FNMA ARM 4.862% 9/34 #725855	MBS Synthetic Global Wrap	êê	26,964
FNMA ARM 4.872% 1/35 #810896	MBS Synthetic Global Wrap	êê	180,791
FNMA ARM 4.893% 10/35 #847787	MBS Synthetic Global Wrap	êê	19,540
FNMA ARM 4.898% 10/35 #745060	MBS Synthetic Global Wrap	êê	34,965
FNMA ARM 4.928% 2/35 #820356	MBS Synthetic Global Wrap	êê	88,798
FNMA ARM 4.934% 3/35 #819648	MBS Synthetic Global Wrap	êê	34,150
FNMA ARM 5.029% 2/35 #809463	MBS Synthetic Global Wrap	êê	3,578
FNMA ARM 5.101% 7/35 #841837	MBS Synthetic Global Wrap	êê	38,611
FNMA ARM 5.180% 5/35 #827785	MBS Synthetic Global Wrap	êê	33,641
FNMA ARM 5.208% 5/35 #827783	MBS Synthetic Global Wrap	êê	242,201
FNMA ARM 5.229% 8/33 #735030	MBS Synthetic Global Wrap	êê	14,932
FNMA ARM 5.344% 7/35 #834917	MBS Synthetic Global Wrap	êê	5,769
FNMA ARM 5.349% 12/34 #843013	MBS Synthetic Global Wrap	êê	26,144
FNMA ARM 5.541% 11/36 #745972	MBS Synthetic Global Wrap	êê	72,718
FNMA ARM 3.737% 1/35 #797416	MBS Synthetic Global Wrap	êê	15,487
FNMA ARM 3.753% 10/33 #746320	MBS Synthetic Global Wrap	êê	14,220
FNMA ARM 3.786% 12/34 #781576	MBS Synthetic Global Wrap	êê	14,416
FNMA ARM 3.791% 6/34 #783545	MBS Synthetic Global Wrap	êê	53,701
FNMA ARM 3.826% 10/33 #763199	MBS Synthetic Global Wrap	êê	122,092
FNMA ARM 3.828% 4/33 #688969	MBS Synthetic Global Wrap	êê	31,852
FNMA ARM 3.83% 1/35 #773220	MBS Synthetic Global Wrap	êê	13,034
FNMA ARM 3.836% 6/33 #723760	MBS Synthetic Global Wrap	êê	11,791
FNMA ARM 3.84% 1/35 #813714	MBS Synthetic Global Wrap	êê	32,613
FNMA ARM 3.854% 10/33 #879906	MBS Synthetic Global Wrap	êê	246,244
FNMA ARM 3.87% 1/35 #813713	MBS Synthetic Global Wrap	êê	16,334
FNMA ARM 3.878% 6/33 #723633	MBS Synthetic Global Wrap	êê	45,297
FNMA ARM 3.913% 12/34 #809113	MBS Synthetic Global Wrap	êê	15,091
FNMA ARM 3.939% 10/34 #781549	MBS Synthetic Global Wrap	êê	12,597
FNMA ARM 3.98% 1/35 #773221	MBS Synthetic Global Wrap	êê	13,128
FNMA ARM 4.023% 2/35 #813737	MBS Synthetic Global Wrap	êê	16,632
FNMA ARM 4.029% 1/35 #806167	MBS Synthetic Global Wrap	êê	15,736
FNMA ARM 4.048% 1/35 #806711	MBS Synthetic Global Wrap	êê	12,232
FNMA ARM 4.052% 2/35 #812091	MBS Synthetic Global Wrap	êê	14,992
FNMA ARM 4.055% 10/18 #749296	MBS Synthetic Global Wrap	êê	8,527
FNMA ARM 4.057% 5/34 #768224	MBS Synthetic Global Wrap	êê	7,436
FNMA ARM 4.079% 4/33 #708221	MBS Synthetic Global Wrap	êê	6,827
FNMA ARM 4.115% 2/35 #735343	MBS Synthetic Global Wrap	êê	14,704
FNMA ARM 4.118% 1/35 #807221	MBS Synthetic Global Wrap	êê	19,913
FNMA ARM 4.118% 2/35 #813114	MBS Synthetic Global Wrap	êê	14,669
FNMA ARM 4.12% 2/35 #773243	MBS Synthetic Global Wrap	êê	14,948
FNMA ARM 4.127% 1/35 #806519	MBS Synthetic Global Wrap	êê	13,986

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
FNMA ARM 4.145% 2/35 #810415	MBS Synthetic Global Wrap	êê	15,715
FNMA ARM 4.151% 1/35 #813170	MBS Synthetic Global Wrap	êê	32,190
FNMA ARM 4.162% 2/35 #735345	MBS Synthetic Global Wrap	êê	14,515
FNMA ARM 4.177% 3/35 #735545	MSS Synthetic Global Wrap	êê	30,499
FNMA ARM 4.202% 1/35 #797418	MBS Synthetic Global Wrap	êê	18,151
FNMA ARM 4.25% 2/34 #765660	MBS Synthetic Global Wrap	êê	9,954
FNMA ARM 4.25% 2/35 #255658	MBS Synthetic Global Wrap	êê	18,465
FNMA ARM 4.265% 10/34 #795724	MBS Synthetic Global Wrap	êê	79,225
FNMA ARM 4.293% 3/35 #815586	MBS Synthetic Global Wrap	êê	16,710
FNMA ARM 4.302% 1/35 #827592	MBS Synthetic Global Wrap	êê	16,124
FNMA ARM 4.302% 11/34 #782319	MBS Synthetic Global Wrap	êê	101,966
FNMA ARM 4.305% 8/33 #555696	MBS Synthetic Global Wrap	êê	24,220
FNMA ARM 4.319% 5/35 #735538	MSS Synthetic Global Wrap	êê	14,405
FNMA ARM 4.351% 1/35 #783580	MBS Synthetic Global Wrap	êê	19,488
FNMA ARM 4.358% 10/33 #754672	MBS Synthetic Global Wrap	êê	3,746
FNMA ARM 4.368% 2/34 #769940	MBS Synthetic Global Wrap	êê	24,332
FNMA ARM 4.4% 2/35 #783588	MBS Synthetic Global Wrap	êê	18,046
FNMA ARM 4.409% 5/35 #829985	MBS Synthetic Global Wrap	êê	31,859
FNMA ARM 4.455% 3/35 #773281	MBS Synthetic Global Wrap	êê	19,202
FNMA ARM 4.493% 8/34 #735360	MBS Synthetic Global Wrap	êê	28,852
FNMA ARM 4.499% 3/35 #783587	MBS Synthetic Global Wrap	êê	37,757
FNMA ARM 4.5% 2/35 #809429	MBS Synthetic Global Wrap	êê	114,943
FNMA ARM 4.53% 3/35 #735448	MBS Synthetic Global Wrap	êê	39,932
FNMA ARM 4.57% 2/35 #811803	MBS Synthetic Global Wrap	êê	12,338
FNMA ARM 4.573% 2/35 #816591	MBS Synthetic Global Wrap	êê	69,829
FNMA ARM 4.575% 7/35 #822002	MBS Synthetic Global Wrap	êê	29,784
FNMA ARM 4.587% 2/35 #735355	MBS Synthetic Global Wrap	êê	156,596
FNMA ARM 4.597% 6/35 #821487	MBS Synthetic Global Wrap	êê	32,000
FNMA ARM 4.62% 2/35 #735433	MBS Synthetic Global Wrap	êê	56,225
FNMA ARM 4.625% 2/35 #809931	MSS Synthetic Global Wrap	êê	32,880
FNMA ARM 4.639% 2/35 #816599	MBS Synthetic Global Wrap	êê	11,601
FNMA ARM 4.67% 11/34 #799727	MBS Synthetic Global Wrap	êê	35,320
FNMA ARM 4.694% 11/34 #813184	MBS Synthetic Global Wrap	êê	33,051
FNMA ARM 4.725% 3/35 #820598	MBS Synthetic Global Wrap	êê	82,701
FNMA ARM 4.748% 7/34 #793028	MBS Synthetic Global Wrap	êê	26,788
FNMA ARM 4.763% 6/35 #735689	MBS Synthetic Global Wrap	êê	89,717
FNMA ARM 4.801% 2/33 #695019	MBS Synthetic Global Wrap	êê	18,710
FNMA ARM 4.825% 12/34 #800297	MBS Synthetic Global Wrap	êê	29,338
FNMA ARM 4.845% 12/34 #800335	MBS Synthetic Global Wrap	êê	13,613
FNMA ARM 4.85% 11/34 #799812	MBS Synthetic Global Wrap	êê	25,828
FNMA ARM 4.858% 10/35 #745231	MBS Synthetic Global Wrap	êê	42,755
FNMA ARM 5.019% 9/34 #790458	MBS Synthetic Global Wrap	êê	23,043
FNMA ARM 5.05% 7/34 #801635	MBS Synthetic Global Wrap	êê	5,561
FNMA ARM 5.203% 6/35 #830605	MBS Synthetic Global Wrap	êê	45,581
FNMA ARM 5.8170% 5/35 #827781	MBS Synthetic Global Wrap	êê	60,728
FNR 01-52 XM 6.5% 11/10	MBS Synthetic Global Wrap	êê	57,694
FNR 02-18 PE 5.5% 6/16	MBS Synthetic Global Wrap	êê	376,069
FNR 03-23 AB 4% 3/17	MBS Synthetic Global Wrap	êê	136,299
FNR 03-83 TH 4.5% 11/16	MBS Synthetic Global Wrap	êê	145,892
FNR 2006-77 PD 6.5% 10/30	MBS Synthetic Global Wrap	êê	217,254
FNR 93-225 TH 6% 6/23	MBS Synthetic Global Wrap	êê	39,833
GMACM 05-AR5 1A1 CSTR 9/35	MBS Synthetic Global Wrap	êê	50,568

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
GNII ARM 3.750% 1/34 #080817	MBS Synthetic Global Wrap	êê	60,793
IMM 04-9 M2 1ML+65 1/35	MBS Synthetic Global Wrap	êê	22,511
IMM 04-9 M3 1ML+70 1/35	MBS Synthetic Global Wrap	êê	17,712
IMM 04-9 M4 1ML+105 1/35	MBS Synthetic Global Wrap	êê	8,038
JPMMT 05-A8 2A3 CSTR 11/35	MBS Synthetic Global Wrap	êê	25,054
MARM 04-11 1A4 1ML+49 11/34	MBS Synthetic Global Wrap	êê	9,998
MARM 04-11 2A2 1ML+44 11/34	MBS Synthetic Global Wrap	êê	6,186
MLCC 03-E XA1 CSTR 10/28	MBS Synthetic Global Wrap	êê	2,467
MLCC 03-G XA1 1% 1/29	MBS Synthetic Global Wrap	êê	2,743
MLCC 03-H XA1 1% 1/29	MBS Synthetic Global Wrap	êê	2,451
MSSTR 04-1 1A1 CSTR 8/17	MBS Synthetic Global Wrap	êê	74,703
RAMP 03-SL1 A31 7.125% 4/31	MBS Synthetic Global Wrap	êê	56,096
RAMP 04-SL2 A1I 6.5% 10/16	MBS Synthetic Global Wrap	êê	15,073
SEMT 04-1 X1 .8% 2/34	MBS Synthetic Global Wrap	êê	1,496
SMF 03-A AX1 .8% 10/08	MSS Synthetic Global Wrap	êê	2,217
WAMMS 03-MS9 2A1 7.5% 12/33	MBS Synthetic Global Wrap	êê	13,487
WAMMS 04-RA2 2A 7% 7/33	MBS Synthetic Global Wrap	êê	20,571
WFMBS 03-14 1A1 4.75% 12/18	MBS Synthetic Global Wrap	êê	112,543
WFMBS 05-AR12 2A6 CSTR 7/35	MBS Synthetic Global Wrap	êê	141,202
WFMBS 05-AR4 2A2 CSTR 4/35	MBS Synthetic Global Wrap	êê	259,110
WFMBS 06-AR8 2A6 CSTR 4/36	MBS Synthetic Global Wrap	êê	204,610
WFMBS 5-AR9 2A1 CSTR 5/35	MBS Synthetic Global Wrap	êê	179,852
WMLT 05-B 2A4 CSTR 10/35	MBS Synthetic Global Wrap	êê	20,029
USTN 4.125% 8/15/10	Treasury Synthetic Global Wrap	êê	1,494,895
USTN 4.375% 12/15/10	Treasury Synthetic Global Wrap	êê	1,485,780
USTN 4.875% 5/31/11	Treasury Synthetic Global Wrap	êê	10,111,844
USTN 5.125% 6/30/11	Treasury Synthetic Global Wrap	êê	4,271,470
Global Wrap Cash	STIF Synthetic Global Wrap	êê	265,100
Fidelity	STIF Synthetic Fixed Maturity	êê	1,149,963
INVESCO ENERGY	External Fund	êê	5,993
ALPINE INT'L REAL ESTATE	External Fund	êê	1,186
AMERICAN ADVANTAGE INTL EQUITY PLAN CL	External Fund	êê	4,018
ARTISAN INTERNAT'L	External Fund	êê	3,999
ARTISAN MID CAP	External Fund	êê	10,537
ARTISAN MID CAP VALUE	External Fund	êê	24,719
BARON PARTNERS FUND	External Fund	êê	10,596
BRIDGEWAY AGGRESSIVE INVESTORS	External Fund	êê	18,656
COHEN AND STEERS INT: REALTY	External Fund	êê	2,778
COLUMBIA MIDCAP VALUE CLASS C	External Fund	êê	6,674
1st SOURCE MONOGRAM INCOME EQUITY	External Fund	êê	2,561
DODGE & COX BALANCE	External Fund	êê	45,775
DODGE & COX INTERNATL STOCK FUND	External Fund	êê	50,828
EXCELSIOR VALUE AND RESTRUCTURING	External Fund	êê	10,627
FORWARDINTERNATIONAL SMALL CO INVESTOR CL	External Fund	êê	3,516
OAKMARK EQUITY & INCOME FD	External Fund	êê	21,878
ICON ENERGY	External Fund	êê	5,159
JANUS MID CAP VALUE INVST SHS	External Fund	êê	25,115
LOOMIS SAYLES BOND RETAIL	External Fund	êê	14,928
MFS INTERNATIONAL	External Fund	êê	19,150
MARSICO GROWTH AND INCOME	External Fund	êê	11,112
MARSICO 21st CENTURY FUND	External Fund	êê	27,635
MATHEWS JAPAN FUND	External Fund	êê	888

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
MERIDIAN VALUE FUND	External Fund	êê	74,776
NUVEEN FLAGSHIP INTL GROWTH CLASS	External Fund	êê	2,900
OPENHEIMER MAIN ST SMALL CAP	External Fund	êê	2,416
OPENHEIMER DEVELOPING MARKETS	External Fund	êê	3,399
DREYFUS MID CAP INDEX FUND	External Fund	êê	3,466
PERRITT MICROCAP OPPORTUNITIES	External Fund	êê	30,441
PIMCO COMMODITY REAL RETURN	External Fund	êê	946
ULTRA OTC PRO FUND SERVICE SHARES	External Fund	êê	11,857
T ROWE PRICE MID CAP GROWTH	External Fund	êê	12,379
T ROWE PRICE EMERG EURO & MEDITERRANEAN	External Fund	êê	7,205
SELECTED AMERICAN SHARES	External Fund	êê	11,953
THIRD AVENUE VALUE	External Fund	êê	10,647
TOUCHSTONE EMERGING GROWTH CLASS C	External Fund	êê	16,612
TRANSAMERICA PREMIER BALANCED	External Fund	êê	6,449
US GLOBAL RESOURCES	External Fund	êê	16,454
VALUE LINE SPECIAL SITUATION	External Fund	êê	3,490
VANGUARD ENERGY	External Fund	êê	42,844
VANGUARD TOTAL STOCK MARKET	External Fund	êê	11,161
WASATCH MICRO-CAP VALUE FUND	External Fund	êê	41,094
SANOFI SYNTHELAB ISIN #FR0000120578	Common Stock	êê	2,306
FRONTLINE LTD ISIN #BMG3682E1277	Common Stock	êê	8,992
GARMIN LTD REG.SHS #K	Common Stock	êê	5,566
SHIP FINANCE INTL	Common Stock	êê	1,916
ALCON INC.	Common Stock	êê	5,589
VERIGY LTD SHS	Common Stock	êê	426
ABBOTT LABS	Common Stock	êê	27,011
ACTIVIDENTITY CORP COM	Common Stock	êê	5,070
ADOBE SYSTEMS INC NFS	Common Stock	êê	16,448
ADVANCED MICRO DEVICES	Common Stock	êê	6,105
AGERE SYS INC CLASS A	Common Stock	êê	134
AGILENT TECHNOLOGIES INC	Common Stock	êê	6,970
ALCATEL SA SPON ADR	Common Stock	êê	3,313
ALTRIA GROUP INC	Common Stock	êê	8,582
MWERICAN CAPITAL STRATEGIES	Common Stock	êê	92,520
AMERICAN EAGLE OUTFITTERS	Common Stock	êê	18,726
AMERICAN EXPRESS CO NFS	Common Stock	êê	4,865
AMGEN INC COM	Common Stock	êê	1,708
ANADARKO PETE CORP NFS	Common Stock	êê	17,426
ANALOG DEVICES INC COM	Common Stock	êê	9,861
APOGEE ENTERPRISES INC COM	Common Stock	êê	966
APOLLO INVT CORP COMM	Common Stock	êê	11,200
APPLIED MICRO CIRCUITS CORP	Common Stock	êê	3,560
ARACRUZ CELULOSE S A ISIN	Common Stock	êê	6,121
ARC WIRELESS SOLUTIONS INC	Common Stock	êê	21,748
ARCH COAL INC	Common Stock	êê	5,426
AUSTIN CHALK OIL & GAS LTD	Common Stock	êê	149
BJ SERVICES CO COM	Common Stock	êê	2,932
BANK NEW YORK INC COM	Common Stock	êê	1,969
BANK FINANCIAL CORP	Common Stock	êê	3,574
BARR LABS INC	Common Stock	êê	1,504
BERKSHIRE HATHAWAY 3.4 7/2/07	Common Stock	êê	14,664
BIOSANTE PHARMACEUTICALS INC	Common Stock	êê	2,770

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
BLACKROCK HIGH INCOME SHS	Common Stock	êê	15,360
BOSTON SCIENTIFIC NFS	Common Stock	êê	68,720
BRISTOL MYERS SQUIBB	Common Stock	êê	26,677
BRITISH AMERICAN TOP SP ADR	Common Stock	êê	5,666
BROWN FOREMAN CORP	Common Stock	êê	6,743
BRYN MAWR BK CORP	Common Stock	êê	2,364
BURLINGTON NORTHERN SANTA FE CORP	Common Stock	êê	3,691
CA INC COM	Common Stock	êê	24,915
CAPITAL ONE FINANCIAL	Common Stock	êê	7,682
CARMAX INC	Common Stock	êê	1,341
CELGENE CORP NFS	Common Stock	êê	46,024
CEMEX A SPONS ADR NEW REP	Common Stock	êê	3,388
CENTERPOINT ENERGY	Common Stock	êê	12,579
CHEESECAKE FACTORY	Common Stock	êê	2,460
CHEVRON TEXACO CORP	Common Stock	êê	16,630
CHINA AUTOMOTIVE SYST INC.	Common Stock	êê	8,743
CISCO SYS INC	Common Stock	êê	8,199
CITIGROUP INC.	Common Stock	êê	8,825
COACH INC	Common Stock	êê	4,296
COCA COLA CO NFS	Common Stock	êê	7,141
CONAGRA FOODS INC NFS	Common Stock	êê	27,000
CONOCOPHILIPS	Common Stock	êê	30,561
COSTCO WHOLESALE	Common Stock	êê	5,287
CUMULUS MEDIA INC	Common Stock	êê	1,559
DAKTRONICS INC	Common Stock	êê	3,685
DALRADA FINL CORP	Common Stock	êê	1
DANAHAR CORP	Common Stock	êê	1,813
DATALINK CORP	Common Stock	êê	376
DELL INC	Common Stock	êê	20,072
DELTA WOODSIDE INDS INC NEW	Common Stock	êê	2
DEVON ENERGY	Common Stock	êê	13,427
WALT DISNEY COMPANY	Common Stock	êê	6,854
DONNELY RR & SONS NFS	Common Stock	êê	7,108
DUKE ENERGY CORP aka DUKE POWER	Common Stock	êê	10,398
DYNEGY INC	Common Stock	êê	2,896
EATON VANCE ENHANCED EQUITY	Common Stock	êê	41,320
EATON VANCE TAX MANAGED BUY WRITE	Common Stock	êê	24,444
ENCANA CORP ISIN	Common Stock	êê	5,102
EXXON MOBIL CORP	Common Stock	êê	75,442
FAMILY DOLLAR	Common Stock	êê	35,196
FIELDSTONE INVT CORP	Common Stock	êê	13,140
FIRST DATA CORP	Common Stock	êê	5,131
FLEXPOINT SENSOR SYS INC	Common Stock	êê	291
FLORIDA ROCKS	Common Stock	êê	6,458
FORD MOTOR CO DEL	Common Stock	êê	11,312
FREEPORT MCMORAN COPPER & GOLD	Common Stock	êê	16,141
GFI GROUP	Common Stock	êê	1,245
GATEWAY INC NFS	Common Stock	êê	21,105
GENENTECHINC NFS	Common Stock	êê	8,113
GENERAL ELECTRIC CORP	Common Stock	êê	11,471
GENERAL MOTORS CORP	Common Stock	êê	6,307
GILEAD SCIENCES INC.	Common Stock	êê	3,247

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
GOOGLE INC.	Common Stock	êê	18,419
HALLIBURTON CO COM	Common Stock	êê	6,210
HANCOCK JOHN PFD INC ME FD III	Common Stock	êê	12,750
HARRAHS ENTERTAINMENT	Common Stock	êê	12,408
HARVARD BIOSCIENCES	Common Stock	êê	4,104
HECLA MINING	Common Stock	êê	3,830
HEWLETT PACKARD CO COM	Common Stock	êê	8,238
HILTON HOTELS	Common Stock	êê	6,980
HOME DEPOT INC COM	Common Stock	êê	12,187
HOSPIRA INC.	Common Stock	êê	5,406
HYDROGENICS CORP,	Common Stock	êê	1,270
IDEARC INC COM	Common Stock	êê	57
ILLINOIS TOOL WORKS	Common Stock	êê	23,095
IMMUCOR INC	Common Stock	êê	8,769
IMMUNOMEDICS INC	Common Stock	êê	3,630
INDIA FD INC.	Common Stock	êê	19,875
INGLES MKTS INC	Common Stock	êê	17,874
INTEL CORP COM	Common Stock	êê	35,219
INTEL BUSINESS MACH NFS	Common Stock	êê	10,409
ISHARES TR MSCI JAPAN INDEX	Common Stock	êê	2,416
ISHARES TR DOW JONES SELECT DIVIDEND INDEX	Common Stock	êê	7,186
ISHARES TR GOLDMAN SACHS MULTIMEDIA	Common Stock	êê	3,860
ISHARES TR GOLDMAN SACHS TECHNOLOGY	Common Stock	êê	2,057
ISHARES TR NASDAQ BIOTECHNOLOGY	Common Stock	êê	4,666
JDS UNIPHASE CORP	Common Stock	êê	616
JOHNSON & JOHNSON COM	Common Stock	êê	13,204
KNOT INC	Common Stock	êê	5,248
KOKO PETE INC.	Common Stock	êê	60
KOREA ELECTRIC POWER CORP	Common Stock	êê	3,407
KOREA FUND INC	Common Stock	êê	3,417
L 1 IDENTITY SOLUTIONS	Common Stock	êê	348
LSI LOGIC CORPORATION	Common Stock	êê	9,900
LABOR READY INC	Common Stock	êê	1,833
LEHMAN BROS HLDGS	Common Stock	êê	7,837
LOWES COMPANIES	Common Stock	êê	6,230
MGI PHARMA INC.	Common Stock	êê	1,841
MGM MIRAGE NFS	Common Stock	êê	574
MARATHON OIL CORP	Common Stock	êê	28,149
MASTERCARD INC.	Common Stock	êê	9,849
MCGRAWHILL COS INC FORMALLY MCGRAW-HILL	Common Stock	êê	3,412
MEDCO HEALTH SOLUTIONS INC	Common Stock	êê	214
MEMORY PHARMACEUTICALS	Common Stock	êê	2,440
METAL STORM LTD	Common Stock	êê	6,534
MICROSOFT CORP COM	Common Stock	êê	30,735
MICRON TECHNOLOGY INC COM	Common Stock	êê	11,168
MIRANT CORP	Common Stock	êê	1,705
MOTOROLA INC COM	Common Stock	êê	8,224
MYRAID ENTERTAINMENT & RESORTS	Common Stock	êê	340
NTT DOCOMO INC.	Common Stock	êê	4,761
NYSC GROUP INC.	Common Stock	êê	4,860
NABI BIOPHARMACEUTICALS	Common Stock	êê	2,034
NAPSTER INC.	Common Stock	êê	18,150

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
NASDAQ 100 TR	Common Stock	êê	8,632
NATIONAL SEMICONDUCTOR NFS	Common Stock	êê	6,810
NESTOR INC	Common Stock	êê	8,760
NETFLIX COM INC	Common Stock	êê	10,344
NEUROCRINE BIOSCIENCES	Common Stock	êê	5,210
NEWS CORP CL A	Common Stock	êê	4,081
NIKE INC CLASS B NFS	Common Stock	êê	2,971
NINTENDO CO LTD	Common Stock	êê	3,242
NOKIA CORP SPONSORED ADR	Common Stock	êê	1,524
NORDSTROM INC NFS	Common Stock	êê	2,003
NORTEL NETWORKS CORP NEW	Common Stock	êê	802
NOVARTIS AG ADR ISIN	Common Stock	êê	5,239
ORACLES CORPORATION	Common Stock	êê	31,623
OREGON STL MLS INC	Common Stock	êê	12,482
OSCIENT PHARMACEUTICALS CORP	Common Stock	êê	61
PMC-SIERRA INC	Common Stock	êê	134
PACIFIC ETHANOL	Common Stock	êê	9,773
PENN WEST ENERGY	Common Stock	êê	4,584
PEPSICO INC NFS	Common Stock	êê	9,383
PETSMART INC	Common Stock	êê	2,886
PFIZER INC COM	Common Stock	êê	5,443
PHAZAR CORP	Common Stock	êê	1,130
PLANTRONICS INC NEW	Common Stock	êê	12,720
POOL CORP	Common Stock	êê	8,422
POWERSHARES EXCHANGE TRADED FD TR	Common Stock	êê	4,970
POWERSHARES EXCHANGE TRADED FD TR	Common Stock	êê	2,306
POWERSHARES EXCHANGE TRADED FD TR DYNAMIC	Common Stock	êê	1,891
POWERSHARES EXCHANGE TRADED FD	Common Stock	êê	2,076
PRESSURE BIOSCIENCES	Common Stock	êê	369
PROCTER & GAMBLE CO NFS	Common Stock	êê	6,427
QUALCOMM INC NFS LLC	Common Stock	êê	1,893
QUALITY SYSTEMS	Common Stock	êê	10,436
QUANTUM FUEL SYS TECHNOLOGIES	Common Stock	êê	4,480
QUICK SILVER INC	Common Stock	êê	2,048
REFOCUS GROUP INC.	Common Stock	êê	253
REGENT VENTURES	Common Stock	êê	7,423
RESEARCH IN MOTION LTD	Common Stock	êê	25,556
ROCKWOOD HOLDINGS INC	Common Stock	êê	2,526
ROYAL BANCSHARES OF PA	Common Stock	êê	2,733
ROYAL BANK OF CANADA	Common Stock	êê	9,530
ROYAL DUTCH SHELL PLC	Common Stock	êê	15,334
SANDISK CORP NFS	Common Stock	êê	25,818
SANOFI-SYNTHELABO ADR	Common Stock	êê	50,907
SCHLUMBERGER LTD NFS	Common Stock	êê	6,316
SCHWAB CHARLES CORP	Common Stock	êê	1,934
SECTOR SPDR TR SHS BEN INT BASIC	Common Stock	êê	13,964
SHUFFLE MASTER INC	Common Stock	êê	10,061
SIMPLETECH INC	Common Stock	êê	10,144
SIRENZA MICRODEVICES	Common Stock	êê	23,580
SIX FLAGS INC	Common Stock	êê	157
SOUTHWEST AIRLINES CO.	Common Stock	êê	6,132
STREET TRACK GOLD TR	Common Stock	êê	18,963

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
SUN MICROSYSTEMS INC COM	Common Stock	êê	5,962
SUREWEST COMMUNICATIONS	Common Stock	êê	2,754
SYMANTEC CORP NFS	Common Stock	êê	1,251
TELIK INC	Common Stock	êê	1,484
TEMPLETON DRAGON FUND INC	Common Stock	êê	2,626
TEVA PHARMACEUTICAL INDS	Common Stock	êê	3,108
3M COMPANY NFS	Common Stock	êê	3,897
TOLL BROS INC.	Common Stock	êê	9,669
TOWER AUTOMOTIVE INC.	Common Stock	êê	37
THRESHOLD PHARMACEUTICALS	Common Stock	êê	7,400
TIME WARNER INC	Common Stock	êê	2,192
TIVO INC NFS	Common Stock	êê	1,946
TRIPATH TECHNOLOGY	Common Stock	êê	150
TYCO INTL LTD NEW	Common Stock	êê	12,160
UST INC NFS	Common Stock	êê	11,640
USG CORP COM	Common Stock	êê	24,660
US ENERGY INITIATIVES CORP	Common Stock	êê	684
UNDER ARMOUR INC.	Common Stock	êê	4,389
UNILEVER PLC NRE SPON	Common Stock	êê	8,346
UNITED ONLINE INC	Common Stock	êê	2,470
UNITED PARCEL SVC	Common Stock	êê	7,314
UNITED STATES STEEL	Common Stock	êê	3,145
UNITED TECHNOLOGIES	Common Stock	êê	51,093
VECTOR GROUP	Common Stock	êê	9,319
VANGUARD INDEX TR VANGUARD TOTAL STK	Common Stock	êê	20,321
VERACITY MGMT GLOBAL INC	Common Stock	êê	8
VERIZON COMMUNICATIONS INC.	Common Stock	êê	1,676
WACHOVIA CORP	Common Stock	êê	1,724
WALMART STORES INC NFS	Common Stock	êê	16,163
WALGREEN CO COM	Common Stock	êê	4,589
WELLPOINT INC	Common Stock	êê	1,967
WELLS FARGO & CO NEW	Common Stock	êê	2,151
WESTERN REFNG INC COM	Common Stock	êê	51,109
WESTERN UNION CO	Common Stock	êê	4,486
XM SATELLITE RADIO HLDGS INC	Common Stock	êê	2,168
YAHOO INC	Common Stock	êê	10,216
ZIMMER HOLDINGS	Common Stock	êê	3,135
ZIPLINK INC	Common Stock	êê	1
MIRANT COREP NEW WTS	Rights/Warrants	êê	2,297
GENERAL ELECTRIC CAP CORP MTN BE	Corporate Bond	êê	5,726
KINDER MORGAN ENERGY	Corporate Stock	êê	14,358
FIRST BANK PR CD	Certificate of Deposit	êê	5,000
INDYMAC BK FSB PASADENA	Certificate of Deposit	êê	12,000
MACATAWA BANK HOLL MI 4.55% 08/10/2010	Certificate of Deposit	êê	1,947
SAN LUIS TR BANK FSB SAN LUIS CA	Certificate of Deposit	êê	10,000
* Fidelity Canada	Mutual Fund	êê	11,517
* Fidelity International Small Cap	Mutual Fund	êê	3,528
* Fidelity Japan Smaller Companies	Mutual Fund	êê	2,693
Fidelity Europe Capital Appreciation	Mutual Fund	êê	3,806
* Fidelity New Markets	Mutual Fund	êê	5,082
* Fidelity Latin America	Mutual Fund	êê	25,585
* Fidelity South East Asia	Mutual Fund	êê	15,628

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower/Lessor/or Similar Party Including Maturity Date, Interest Rate, Par, or Maturity Value	Description of Investment	Cost	Current Value
* Fidelity Emerging Markets	Mutual Fund	êê	3,997
* Fidelity Capital & Income	Mutual Fund	êê	5,169
* Fidelity Capital Appreciation	Mutual Fund	êê	10,525
* Fidelity Contrafund	Mutual Fund	êê	42,975
* Fidelity Structured Large Cap Value	Mutual Fund	êê	17,602
* Fidelity Real Estate investment	Mutual Fund	êê	56,131
* Fidelity Convertible Securities	Mutual Fund	êê	5,243
* Fidelity Inflation Protected Bond	Mutual Fund	êê	2,804
* Fidelity Balanced	Mutual Fund	êê	17,996
* Fidelity Low Priced Stock	Mutual Fund	êê	806
* Fidelity Strategic Income	Mutual Fund	êê	3,654
* Fidelity Small Cap Value	Mutual Fund	êê	3,347
* Fidelity Bluechip Value	Mutual Fund	êê	2,064
* Fidelity Select Energy	Mutual Fund	êê	10,787
* Fidelity Select Pharmaceuticals	Mutual Fund	êê	5,695
* Fidelity Select Natural Gas	Mutual Fund	êê	13,599
* Fidelity Select Natural Resources	Mutual Fund	êê	7,300
* Fidelity Select Financial Services	Mutual Fund	êê	15,125
* Fidelity Select Energy Service	Mutual Fund	êê	2,797
* Fidelity Select Brokerage & Investment Mgt	Mutual Fund	êê	5,922
* Fidelity Export & Multinational	Mutual Fund	êê	3,131
* Fidelity Cash Reserves	Cash	êê	952,079
Non-Interest Bearing Cash (Other Liabilities)	Brokerage Link Non-Interest Bearing Cash	êê	9,643
* Royce Low Price Stock	Cash	êê	4,630,199
* West Asset Core PL I	Cash	êê	1,080,479
* Rhodia Stock Fund	Rhodia Common Stock Fund	7,872,989	8,392,176
* Rhodia Stock Fund	Interest Bearing Cash	281,382	281,382
Rhodia Stock Fund	Accrued Income & other assets	—	84,531
* Fidelity Magellan	Mutual Fund	êê	32,331,918
* Fidelity Equity Inc.	Mutual Fund	êê	4,178, 396
* Fidelity Growth Company	Mutual Fund	êê	33,592, 887
* Fidelity Growth and Income	Mutual Fund	êê	17,668,682
* Fidelity Value	Mutual Fund	êê	17,484,218
* Fidelity International Discovery	Mutual Fund	êê	22,273, 838
* Fidelity Blue Chip	Mutual Fund	êê	6,123,362
* Fidelity Low Priced Stock	Mutual Fund	êê	13,769, 052
* Fidelity Small Cap Independent	Mutual Fund	êê	4,362,940
* Fidelity Freedom Income	Mutual Fund	êê	3,873,123
* Fidelity Freedom 2010	Mutual Fund	êê	11,827,654
* Fidelity Freedom 2020	Mutual Fund	êê	8,582,241
* Fidelity Freedom 2030	Mutual Fund	êê	556,905
* Spartan U.S. Equity Index	Mutual Fund	êê	10,617,264
* Fidelity Freedom 2040	Mutual Fund	êê	470,731
* Fidelity Freedom 2005	Mutual Fund	êê	417,497
* Fidelity Freedom 2015	Mutual Fund	êê	1,996,861
* Fidelity Freedom 2025	Mutual Fund	êê	818,727
Fidelity Freedom 2035	Mutual Fund	êê	344,394
* Outstanding Loan Balances including Defaults	Loans vary from 5% to 10.5%		5,539,220
			$300,960,380

*	Represents parties-in-interest transactions.
**	Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on this 29th day of June, 2007.

Rhodia Inc. Savings Plus Plan

By:  /s/ Mark Dahlinger

Name: Mark Dahlinger
Title: Chief Financial Officer, Vice President of Finance

EXHIBIT INDEX

Exhibit Number	Description of Document	Sequential Page Number
23.1	Independent Auditors’ Consent	31